

By Electronic Mail

March 9, 2022

U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, NE
Washington, D.C. 20549

RE: iShares Trust
        Issuer CIK: 0001100663
        Issuer File Number: 333-92935/811-09729
        Form Type: 8-A12B
        Filing Date: March 9, 2022

To Whom It May Concern:

Please be advised that Cboe BZX Exchange, Inc. has received an application from the above-referenced issuer and has approved the following securities for listing on Cboe BZX Exchange, Inc. ("Exchange"):

- iShares iBonds 2028 Term High Yield and Income ETF (IBHH)
- iShares iBonds 2029 Term High Yield and Income ETF (IBHI)

The Exchange requests acceleration of registration of these securities under the Securities Exchange Act of 1934, as amended. If there are any questions, please call me at (913) 815-7024. Your assistance is greatly appreciated.

Sincerely,

Charles Sullivan
Initial Listings Analyst